UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 17, 2014



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

Winnebago Industries, ("the Company") held its annual meeting of shareholders (the "Annual Meeting") on December 16, 2014. At the Annual Meeting, the Company's shareholders were asked to vote on three proposals: (1) the election of three Class III directors, (2) the advisory approval of executive compensation, and (3) the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 29, 2015. The results of the shareholder vote are set forth below.

Item 1 - Election of Directors.

Company shareholders elected three nominees, Randy J. Potts and Mark T. Schroepfer, as Class III directors to hold office until the annual meeting of shareholders to be held following the Company's 2017 fiscal year and until their respective successor is duly elected and qualified. Information as to the vote on each director standing for election is provided below:

Name	Votes For	Votes Withheld	Broker Non-Votes
Randy J. Potts	19,954,134	364,894	4,008,964
Mark T. Schroepfer	20,179,089	139,939	4,008,964

Item 2 - Advisory Approval Vote on Executive Compensation (the "Say on Pay" Vote).

Company shareholders approved, on an advisory basis, the compensation of certain executives as disclosed in the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures in the definitive proxy statement relating to the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
19,977,996	260,553	80,479	4,008,964

Item 3 - Ratification of the Appointment of Independent Registered Public Accountants for the Fiscal Year Ending August 30, 2014.

Company shareholders ratified the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 29, 2015, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
23,741,308	560,734	25,950	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.
(Registrant)

Dated: December 17, 2014   By: /s/ Randy J. Potts
                                   Name: Randy J. Potts
                                   Title: Chairman of the Board, Chief Executive Officer and President